FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 25, 2002

                CANON INC.

(Translation of registrant’s name into English)

                    30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                Form 40-F [     ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ]                            No [X ]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date	December 25, 2002	By	/s/ Shunji Onda

(Signature)*

Shunji Onda
General Manager, Finance Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following material is included.
1.	Canon announces revision of dividend for fiscal 2002

Canon announces revision of dividend for fiscal 2002

On December 25, 2002, the Board of Directors of Canon Inc. decided to revise the company’s dividend, to be proposed at the ordinary general meeting of shareholders in late March 2003.

1.	Reason for revision

Since Canon Inc. expects to achieve record FY2002 consolidated and non-consolidated financial results, and in response to continued shareholder support, the Board of Directors decided to propose an increase in the company’s year-end dividend.

2.	Revised dividend for fiscal 2002 (ending December 31, 2002)

	Revised	Previous	(Yen)
	Dividend	Projection	Change

Interim	12.50	12.50	0.00
Year-end	17.50	12.50	+ 5.00
Annual (total)	30.00	25.00	+ 5.00

Canon Inc. December 25, 2002